Exhibit (a)(1)(P)
Supplement to the Offer to Purchase for Cash
Dated October 20, 2006
by
EMDEON CORPORATION
to
Increase the Number of Shares Subject
to the Tender Offer to 140,000,000
and Decrease the Purchase Price to $12.00 per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).
     On October 20, 2006, Emdeon Corporation, a Delaware corporation (the “Company,” “we,” or “us”), distributed an offer to purchase (as amended prior to the date of this Supplement (as defined below), the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its offer to purchase for cash up to 100,000,000 (now, 140,000,000) shares of its common stock, $0.0001 par value per share (the “common stock”), at a price of $12.25 (now, $12.00) per share, without interest, upon the terms and subject to the conditions of the Original Offer to Purchase.
     The Company, by this supplement (this “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”), amends the Original Offer to Purchase. Each reference in the Original Offer to Purchase to the number of shares subject to the offer of “100,000,000” is hereby amended by replacing it with “140,000,000” and each reference to the purchase price per share under the Offer of “$12.25” is hereby amended by replacing it with “$12.00.” Under the heading “THE TENDER OFFER,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. This Supplement, the Original Offer to Purchase and related Letter of Transmittal, as each may be further amended or supplemented from time to time, constitute the “Offer.” Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.
     THE COMPANY HAS INCREASED THE NUMBER OF SHARES SUBJECT TO THE OFFER FROM 100,000,000 TO 140,000,000 AND DECREASED THE PRICE PER SHARE AT WHICH STOCKHOLDERS MAY TENDER THEIR SHARES FROM $12.25 TO $12.00 PER SHARE, WITHOUT INTEREST. No other changes are being made to the terms and conditions of the Offer, and we have not changed the Expiration Time.
     On the terms and subject to the conditions of the Offer, we will pay for shares properly tendered and not properly withdrawn in the tender offer, a price of $12.00 per share, less any applicable withholding taxes and without interest. Only shares properly tendered and not properly withdrawn will be purchased. Due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See Section 3.
     Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 140,000,000 shares pursuant to the Offer. See Section 1. However, we do not intend to further increase the number of shares to be purchased in the Offer, subject to our right under applicable securities rules and regulations to purchase up to an additional two percent of the outstanding common stock without amending the Offer.
     The Offer is subject to certain conditions, including that we complete the previously announced sale of a 52% interest in the businesses comprising the Emdeon Business Services segment (“EBS”), excluding EBS’s ViPS business unit (the “EBS Sale”). See Section 7.
     IF YOU HAVE ALREADY TENDERED YOUR SHARES OR DIRECTED OR INSTRUCTED THAT YOUR SHARES BE TENDERED AND YOU WISH TO WITHDRAW THE TENDER OF SUCH SHARES, YOU MAY DO SO BY DELIVERING A WRITTEN NOTICE OF WITHDRAWAL TO THE DEPOSITARY AT ANY TIME BEFORE 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006, AND FOLLOWING THE INSTRUCTIONS DESCRIBED IN SECTION 4. IF YOU HAVE TENDERED YOUR SHARES BY GIVING INSTRUCTIONS TO A BANK, BROKER, DEALER, TRUST COMPANY OR OTHER NOMINEE, YOU MUST INSTRUCT THAT PERSON TO ARRANGE FOR THE WITHDRAWAL OF YOUR SHARES. WE URGE YOU TO CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO FIND OUT THEIR APPLICABLE DEADLINE.

     IF YOUR SHARES ARE NOT CURRENTLY TENDERED AND YOU WISH TO TENDER ALL OR ANY PORTION OF YOUR SHARES, YOU SHOULD FOLLOW THE INSTRUCTIONS DESCRIBED IN SECTION 3.
      THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	Stockholders that have already tendered their shares under the Original Offer to Purchase using the Letter of Transmittal, and that do not wish to withdraw the tender of such shares;

•	Stockholders that have already instructed that their shares be tendered under the Original Offer to Purchase using the instruction form provided to them by brokers, dealers, commercial banks or other nominees, and that do not wish to change that instruction; or

•	Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan (“Participants”) whose shares are held by a trustee, who have already directed such trustee to tender their shares under the Original Offer to Purchase, and that do not wish to change that direction.
      The shares are listed and traded on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “HLTH.” On November 9, 2006, the last full trading day before the announcement that we would increase the number of shares subject to the Offer and decrease the purchase price in the Offer, the last reported sales price of the shares on NASDAQ was $11.39 per share. On November 13, 2006, the last reported sales price of the shares on NASDAQ was $11.60 per share. Stockholders are urged to obtain current market quotations for the shares. See Section 8.
      Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares, and we have not authorized any person to make any such recommendation. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read and evaluate carefully the information in this Supplement, the Original Offer to Purchase and the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your shares with your broker or other financial or tax advisor. See Section 2.
      Each of our directors and executive officers, including Martin J. Wygod, the Chairman of the Board of Directors, and Kevin M. Cameron, the Company’s Chief Executive Officer, has advised us that he intends either to tender a portion of the shares beneficially owned by him in the Offer or to sell such shares in the open market during the pendency of the Offer. See Section 11.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.
The Dealer Manager for the Offer is:
Citigroup Global Markets Inc.

November 13, 2006

IMPORTANT
      If you desire to tender all or any portion of your shares, you should either (1)(a) complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or facsimile thereof, together with any other required documents, including the share certificates, to the Depositary or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3, or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If you have shares registered in the name of a bank, broker, dealer, trust company or other nominee you must contact that institution if you desire to tender those shares.
      If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.
      To properly tender shares, you must validly complete the Letter of Transmittal. If you are tendering shares under the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan, you must validly follow the tender instructions provided by the plan trustee.
IF YOU WISH TO WITHDRAW A PRIOR TENDER
     IF YOU HAVE ALREADY TENDERED YOUR SHARES OR DIRECTED OR INSTRUCTED THAT YOUR SHARES BE TENDERED AND YOU WISH TO WITHDRAW THE TENDER OF SUCH SHARES, YOU MAY WITHDRAW THE TENDER BY DELIVERING A WRITTEN NOTICE OF WITHDRAWAL TO THE DEPOSITARY AT ANY TIME BEFORE 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006.

•	Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

•	If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

•	Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a trustee have received separate instructions detailing how to withdraw tendered plan shares. For administrative reasons, these instructions set an earlier deadline of Wednesday, November 29, 2006 for withdrawing plan shares.
FOR ADDITIONAL INFORMATION, SEE SECTION 4.

      THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	Stockholders that have already tendered their shares under the Original Offer to Purchase using the Letter of Transmittal, and that do not wish to withdraw the tender of such shares;

•	Stockholders that have already instructed that their shares be tendered under the Original Offer to Purchase using the instruction form provided to them by brokers, dealers, commercial banks or other nominees, and that do not wish to change that instruction; or

•	Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a trustee, who have already directed such trustee to tender their shares under the Original Offer to Purchase, and that do not wish to change that direction.
      Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, or to Citigroup Global Markets Inc., at their respective addresses and telephone numbers set forth on the back cover page of this document. Requests for additional copies of this document, the Original Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.
      We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to stockholders in any such jurisdiction.
      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer. You should rely only on the information contained in this Supplement, the Original Offer to Purchase, the related Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Supplement, the Original Offer to Purchase and the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Manager, the Information Agent or the Depositary.

TABLE OF CONTENTS

SUMMARY TERM SHEET	i
INTRODUCTION	1
THE TENDER OFFER	2
2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans	2
5. Purchase of Shares and Payment of Purchase Price	3
8. Price Range of the Shares	3
9. Source and Amount of Funds	3
10. Certain Information Concerning the Company	4

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. It highlights certain material information from this Supplement and the Original Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in the remainder of this Supplement, the Original Offer to Purchase and the related Letter of Transmittal. We urge you to read the entire Supplement, the Original Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references in this Supplement to the sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time, where you will find a more complete discussion.
What is the purpose of the Offer?
      On September 26, 2006, we announced that we had entered into an agreement for the EBS Sale. On that same day, we announced our intention to commence this tender offer to be funded primarily with the proceeds from that sale. On November 10, 2006, we announced that we would increase the number of shares subject to the Offer to 140,000,000 and decrease the price per share at which stockholders may tender their shares to $12.00, without interest. We intend to pay for the increase in the aggregate purchase price payable under the Offer as a result of increasing the number of shares subject to the Offer from other cash on hand, including the proceeds from the sale of our Emdeon Practice Services segment (“EPS”). We believe that investing in our shares through the Offer is an attractive use of the proceeds of the EBS Sale and other cash on hand and an efficient means to provide value to our stockholders. The Offer represents an opportunity for us to return capital to our stockholders who elect to tender their shares. Additionally, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them. See Section 2.
Why did Emdeon’s Board of Directors decide to amend the Offer?
      Due to the level of stockholder interest in the Offer, the Board of Directors has determined that it would be in the best interest of the Company’s stockholders to increase the number of shares subject to the Offer. Additionally, in light of market conditions and in order to increase the number of shares subject to the Offer to 140,000,000, the Board of Directors further determined that the price per share at which stockholders may tender their shares should be decreased to $12.00, without interest.
How will I be notified if the Company extends the Offer or further amends the terms of the Offer?
      If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will announce any further amendment to the Offer by making a public announcement of the amendment. See Section 15. However, we do not intend to further increase the number of shares to be purchased in the Offer, subject to our right under applicable securities rules and regulations to purchase up to an additional two percent of the outstanding common stock without amending the Offer.
How will the Company pay for the shares?
      Assuming that the maximum of 140,000,000 shares are tendered in the Offer at a price of $12.00 per share, the aggregate purchase price will be approximately $1.68 billion. We expect that expenses for the Offer will be approximately $1.3 million. We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable primarily from proceeds from the EBS Sale and other cash on hand, including the proceeds from the sale of EPS. See Section 9. The Offer is not separately conditioned upon the receipt of financing.

i

If I tendered shares under the Original Offer to Purchase, may I withdraw those shares?
      Yes. You may withdraw your previously tendered shares at any time before 5:00 P.M., New York City time, on Monday, December 4, 2006, by following the instructions described in Section 4 of the Offer to Purchase.
How do I withdraw shares I previously tendered?
      To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary during the time period in which you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a trustee have received separate instructions detailing how to withdraw tendered plan shares. For administrative reasons, these instructions set an earlier deadline of Wednesday, November 29, 2006 for withdrawing plan shares.
If I tendered shares under the Original Offer to Purchase and I do not wish to withdraw those shares, do I need to do anything further?
      No. If you have previously tendered your shares, and you do not wish to withdraw the tender of those shares, you do not need to take any further action in response to this Supplement.
What are the significant conditions to the Offer?
      Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the Expiration Time, including, but not limited to:

•	Completion of the EBS Sale.

•	No general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.

•	No significant changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to adversely affect our business or the trading in the shares shall have occurred.

•	No legal action shall have been taken, and we shall not have received notice of any legal action, that could reasonably be expected to adversely affect the Offer.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us.

•	No one (including certain groups) shall have acquired or proposed to acquire more than 5% of our shares.

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries.

•	No material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.

•	Our determination that the consummation of the Offer and the purchase of shares pursuant to the Offer will not cause our common stock to be delisted from NASDAQ or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ii

      The Offer is subject to a number of other conditions described in greater detail in Section 7.
What is the recent market price of my shares?
      On September 25, 2006, the last reported sales price of the shares on NASDAQ was $11.64 per share. We announced our intention to make the Offer prior to market open on September 26, 2006. On that day, the opening sales price of the shares on NASDAQ was $12.03 per share, and the lowest reported sales price of the shares on that day was $11.69 per share. On October 19, 2006, the last full trading day before commencement of the Offer, the reported closing price of the shares on NASDAQ was $11.84 per share. On November 9, 2006, the last full trading day before the announcement of the increase in the number of shares subject to the Offer and the decrease in the purchase price of the Offer, the last reported sales price of the shares on NASDAQ was $11.39 per share. On November 13, 2006, the last reported sales price of the shares on NASDAQ was $11.60 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.
Whom can I talk to if I have questions?
      If you have any questions regarding the Offer or would like to request additional copies of this Supplement, the Original Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery, please contact the Information Agent or the Dealer Manager. The Information Agent is Innisfree M&A Incorporated and the Dealer Manager is Citigroup Global Markets Inc. Their contact information is set forth on the back cover of this Supplement. This Supplement will be sent to Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan for informational purposes only. If a plan Participant has any questions relating to the Offer or the number of shares held in his or her plan account, the Participant should contact the party set forth in the separate letter sent to plan Participants from the applicable plan trustee.

iii

INTRODUCTION
To the Holders of our Common Stock:
      The Company’s Board of Directors determined that it would be in the best interest of the Company’s stockholders to increase the number of shares of our common stock subject to the Offer to 140,000,000 due to the level of stockholder interest in the Offer. Additionally, in light of market conditions and in order to increase the number of shares subject to the Offer, the Board of Directors further decided that the price per share at which stockholders may tender their shares should be decreased to $12.00, without interest.
      As a result, the Company has amended the Offer to increase the number of shares subject to the Offer and to decrease the price per share at which stockholders may tender shares of our common stock for purchase by us. Upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal, we are now offering to purchase up to 140,000,000 shares at a price of $12.00 per share, without interest. The Offer will continue to expire at 5:00 P.M., New York City time, on Monday, December 4, 2006, unless extended (such date and time, as they may be extended, the “Expiration Time”).
      This Supplement should be read in conjunction with the Original Offer to Purchase. Each reference in the Original Offer to Purchase to the number of shares subject to the offer of “100,000,000” is hereby amended by replacing it with “140,000,000” and each reference to the purchase price per share under the Offer of “$12.25” is hereby amended by replacing it with “$12.00.” Under the heading “THE TENDER OFFER,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable.
IF YOU WISH TO WITHDRAW A PRIOR TENDER
     IF YOU HAVE ALREADY TENDERED YOUR SHARES OR DIRECTED OR INSTRUCTED THAT YOUR SHARES BE TENDERED AND YOU WISH TO WITHDRAW THE TENDER OF SUCH SHARES, YOU MAY WITHDRAW THE TENDER BY DELIVERING A WRITTEN NOTICE OF WITHDRAWAL TO THE DEPOSITARY AT ANY TIME BEFORE 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006.

•	Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

•	If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

•	Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a trustee have received separate instructions detailing how to withdraw tendered plan shares. For administrative reasons, these instructions set an earlier deadline of Wednesday, November 29, 2006 for withdrawing plan shares.
FOR ADDITIONAL INFORMATION, SEE SECTION 4.
      THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	Stockholders that have already tendered their shares under the Original Offer to Purchase using the Letter of Transmittal, and that do not wish to withdraw the tender of such shares;

•	Stockholders that have already instructed that their shares be tendered under the Original Offer to Purchase using the instruction form provided to them by brokers, dealers, commercial banks or other nominees, and that do not wish to change that instruction; or

•	Participants in the Emdeon 401(k) Savings or Employee Stock Ownership Plan or the Porex 401(k) Savings Plan (“Participants”) whose shares are held by a trustee, who have already directed such trustee to tender their shares under the Original Offer to Purchase, and that do not wish to change that direction.
      Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of the Original Offer to Purchase, including that we complete the EBS Sale.
      As of November 2, 2006, there were 282,161,463 shares of our common stock issued and outstanding (excluding unvested shares of restricted common stock). The 140,000,000 shares that we are offering to purchase hereunder represent approximately 50% of the total number of outstanding shares of our common stock as of November 9, 2006. The shares are listed and traded on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “HLTH.” On September 25, 2006, the last reported sales price of the shares on NASDAQ was $11.64 per share. We announced our intention to make the Offer on September 26, 2006 prior to market open. On that day, the opening sales price of the shares on NASDAQ was $12.03 per share, and the lowest reported sales price of the shares on that day was $11.69 per share. On October 19, 2006, the last full trading day before commencement of the Offer, the last reported sales price of the shares on NASDAQ was $11.84 per share. On November 9, 2006, the last full trading day before the announcement that we would increase the number of shares subject to the Offer and decrease the purchase price of the Offer, the last reported sales price of the shares on NASDAQ was $11.39 per share. On November 13, 2006, the last reported sales price of the shares on NASDAQ was $11.60 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether to tender their shares. See Section 8.
THE TENDER OFFER
2.     Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans
      The first paragraph under Section 2 of the Original Offer to Purchase is hereby amended by inserting the following sentence after the last sentence of the paragraph:
      “On November 10, 2006, we announced our intention to amend the Offer to increase the number of shares subject to the Offer to 140,000,000 and to decrease the price per share at which stockholders may tender their shares to $12.00 per share, without interest. The increase in the size of the Offer will be funded primarily from other cash on hand, including the proceeds from the sale of our Emdeon Practice Services segment.”
      The second paragraph under Section 2 of the Original Offer to Purchase is hereby amended by inserting the following sentence after the last sentence of the paragraph:
      “On November 9, 2006, our Board of Directors determined that it would be in the best interest of the Company’s stockholders to increase the number of shares subject to the Offer to 140,000,000 due to the level of stockholder interest in the Offer. Additionally, in light of market conditions and in order to increase the number of shares subject to the Offer, the Board of Directors further decided that the price per share at which stockholders may tender their shares should be decreased to $12.00. However, we do not intend to further increase the number of shares to be purchased in the Offer, subject to our right under applicable securities rules and regulations to purchase up to an additional two percent of the outstanding common stock without amending the Offer.”
      The “Certain Effects of the Offer” portion of Section 2 is hereby amended by inserting the following paragraph under the first paragraph following the heading “Certain Effects of the Offer”:
      “The Company’s purchase of shares subject to the revised offer may result in an “ownership change” of the Company under Section 382 of the Internal Revenue Code relating to use of net operating loss (NOL) carryforwards. Whether such an ownership change occurs will depend on the number of shares purchased and the level of participation of certain of our shareholders. If the Company incurs an ownership change for tax purposes, the amount of its existing approximately $1.2 billion net operating loss carryforward that could be used by the Company to reduce taxable income in periods following the ownership change would be subject to an annual limitation. However, such limitation is not currently expected to result in any significant increase in the Company’s future tax obligations.”
5.     Purchase of Shares and Payment of Purchase Price
      The last sentence of the sixth paragraph, which begins “[i]f you are a participant in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan . . .” under Section 5 of the Original Offer to Purchase, is hereby amended by replacing such sentence in its entirety with the following:
      “Accordingly, if you elect to tender shares held in your account under any of those plans, and the last reported sales price of our common stock on NASDAQ on or about the expiration date of the tender offer is more than $12.00 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn.”
8.     Price Range of the Shares
      The table under Section 8 of the Original Offer to Purchase is hereby amended by replacing it in its entirety with the following:

	High	Low

Year Ended December 31, 2004:
First Quarter	$10.23	$8.26
Second Quarter	$9.65	$8.26
Third Quarter	$9.28	$6.68
Fourth Quarter	$8.33	$6.46
Year Ended December 31, 2005:
First Quarter	$9.30	$7.31
Second Quarter	$10.57	$8.26
Third Quarter	$11.70	$9.76
Fourth Quarter	$11.13	$6.61
Year Ending December 31, 2006:
First Quarter	$11.18	$8.32
Second Quarter	$12.44	$10.41
Third Quarter	$12.60	$11.45
Fourth Quarter (through November 13, 2006)	$11.95	$11.37
      The second paragraph (the paragraph under the table) in Section 8 of the Original Offer to Purchase is hereby amended by inserting the following sentence before the last sentence of the paragraph:
      “On November 9, 2006, the last full trading day before the announcement that we would decrease the purchase price of the Offer and increase the number of shares subject to the Offer, the last reported sales price of the shares on NASDAQ was $11.39 per share. On November 13, 2006, the last reported sales price of the shares on NASDAQ was $11.60 per share.”
9.     Source and Amount of Funds
      The first sentence of the second paragraph under Section 9 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:
      “We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer from the proceeds of the EBS Sale and other cash on hand, including the proceeds from the sale of our Emdeon Practice Services segment.”

10.     Certain Information Concerning the Company
      The “Summary Pro Forma Financial Information (amounts in thousands, except per share data)” portion of Section 10 is hereby amended by replacing it in its entirety with the following:

“Summary Pro Forma Financial Information
      The following unaudited summary pro forma financial information of the Company presents selected financial information giving effect to:

•	the pending EBS Sale, including the treatment of the remaining 48% ownership as an equity method investment; and

•	the repurchase of 140,000,000 shares of our common stock and the use of approximately $1,680,000,000 of cash, plus expenses, in connection with the Offer.
      For purposes of the unaudited pro forma statements of operations data for the nine months ended September 30, 2006 and the year ended December 31, 2005, the above transactions were assumed to have occurred as of January 1, 2005. For purposes of the unaudited pro forma balance sheet data as of September 30, 2006, the above transactions were assumed to have occurred as of September 30, 2006.
      The unaudited summary pro forma financial information is intended for informational purposes only and is not necessarily indicative of what the financial position or results of operations actually would have been had the above mentioned transactions been completed at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future financial position or results of operations of the Company. The following “as reported” financial information as of and for the nine months ended September 30, 2006 has been derived from our historical financial statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2006. The following “as reported” information for the year ended December 31, 2005 has been derived from our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 included in our Form 8-K filed on September 20, 2006, which gives effect to the treatment of EPS as a discontinued operation. All references to EBS below reflect the exclusion of the ViPS business unit which will be retained by us.
      The following table summarizes the impact of the transactions discussed above on revenue and income from continuing operations during the periods presented (amounts in thousands):

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005

Revenue — as reported	$868,557	$1,026,475
Less: Revenue from EBS	557,618	689,020

Revenue — pro forma	$310,939	$337,455

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005

Income from continuing operations — as reported	$51,142	$56,709
Less: Income from EBS, net of tax	85,445	111,922
Plus: Equity in the income of EBS, net of tax(1)	16,134	16,613

Loss from continuing operations — pro forma	$(18,169)	$(38,600)

(1)	The Pending EBS Sale will be structured so that the Company and General Atlantic, LLC each own interests in a limited liability company (“Master LLC”), which will own the entities comprising EBS through a wholly owned limited liability company (“EBS LLC”). In connection with the EBS Sale, EBS LLC will incur approximately $925,000 in bank debt, which will be guaranteed by Master LLC, but will not be an obligation of or guaranteed by the Company.

     The following table provides historical income from continuing operations per share data for the nine months ended September 30, 2006 and for the year ended December 31, 2005 and pro forma loss from continuing operations per share data for the same periods (amounts in thousands, except per share amounts):

	As Reported	Pro Forma

Nine months ended September 30, 2006
Basic income (loss) from continuing operations per common share	$0.18	$(0.12)
Diluted income (loss) from continuing operations per common share	$0.17	$(0.12)
Basic weighted average shares outstanding	286,749	146,749
Diluted weighted average shares outstanding	297,409	146,749

	As Reported	Pro Forma

Year ended December 31, 2005
Basic income (loss) from continuing operations per common share	$0.17	$(0.19)
Diluted income (loss) from continuing operations per common share	$0.16	$(0.19)
Basic weighted average shares outstanding	341,747	201,747
Diluted weighted average shares outstanding	352,852	201,747
      The following table provides historical as reported and pro forma balance sheet data as of September 30, 2006 (amounts in thousands):

		Pro Forma Adjustments

		Business
	As Reported	Services	Tender Offer	Pro Forma

Cash, cash equivalents and short-term investments	$947,403	$1,198,000	$(1,681,300)	$464,103
Assets held for sale	949,693	(949,693)	—	—
Other current assets	150,448	—	—	150,448
Non-current assets	552,320	—	—	552,320

Total Assets	$2,599,864	$248,307	$(1,681,300)	$1,166,871

Current liabilities	$182,274	$20,845	$—	$203,119
Liabilities held for sale	85,591	(85,591)	—	—
Convertible notes	650,000	—	—	650,000
Other non-current liabilities	14,331	—	—	14,331
Minority interest in WebMD Health Corp.	60,413	—	—	60,413
Convertible redeemable exchangeable preferred stock	98,709	—	—	98,709
Stockholders’ equity	1,508,546	313,053	(1,681,300)	140,299

Total Liabilities & Stockholders’ Equity	$2,599,864	$248,307	$(1,681,300)	$1,166,871	”

      November 13, 2006

EMDEON CORPORATION
November 13, 2006
      Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:

By Mail or Overnight Courier: American Stock Transfer & Trust Company Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Facsimile Transmission (for eligible institutions only): American Stock Transfer & Trust Company Attention: Reorganization Department Facsimile: 718-234-5001 To confirm: 1-877-248-6417	By Hand: American Stock Transfer & Trust Company Attention: Reorganization Department 59 Maiden Lane Plaza Level New York, NY 10038
      DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
      Questions and requests for assistance or for additional copies of this Supplement, the Original Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: 1-888-750-5834
Banks and Brokers call collect: 212-750-5833
The Dealer Manager for the Offer is:
Citigroup Global Markets Inc.
Special Equity Transaction Group
390 Greenwich Street, 5th Floor
New York, New York 10013
Collect: 212-723-7838
Toll-free: 1-877-531-8365